April 11, 2025

Botao Ma
Chief Executive Officer
Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

       Re: Zhibao Technology Inc.
           Registration Statement on Form F-1
           Filed March 26, 2025
           File No. 333-286140
Dear Botao Ma:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Prospectus Summary
Recent Developments
L1 Private Placement - First Tranche , page 12

1. In the first paragraph, you indicate that the referenced "Equity Conditions" are defined in the Securities Purchase Agreement. However, that agreement refers to the Note for a definition. Please provide the definition in this prospectus and provide a cross-
       reference.
L1 Private Placement - Second Tranche
February 2025 Letter Agreement, page 13

2. We note your disclosure regarding "the third closing of Second Tranche to occur on
       the trading day following the closing price of the Company   s Class A
ordinary shares
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Page 2

       . . ." Please clarify whether the purchase price will be contingent on the market price at the time of effectiveness of the registration statement. Refer to Compliance
       & Disclosure Interpretations 139.06, Securities Act Sections for further guidance.
Risk Factors
On February 17, 2023, the CSRC released the New Overseas Listing Rules for China-based companies, page 38

3. We note your disclosure on page 39 that "[i]t is uncertain whether such [a] filing can be completed or how long it will take to complete such [a] filing." Please clarify if your CSRC filing report submissions are complete or advise.
The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price, page 58

4. We note that you are registering for resale Class A shares issuable upon the conversion of the promissory notes and warrants. It appears that the selling shareholders may significantly increase the total number of shares available in the market. Please revise your disclosure to more clearly and prominently describe the potentially significant dilutive impact these issuances may have on the value of your outstanding Class A shares from not only the existing shares outstanding, but also the shares that may be available after the effectiveness of this registration statement. Your revised disclosures should quantify the potential dilution to the extent practicable and discuss the related risks to current and prospective investors.
Nasdaq may delist our securities from trading on its exchange, page 63

5. This risk factor discusses some instances which might lead to Nasdaq taking action to delist your shares. We note your current trading price of $1.04, and that the potential dilution to common shareholders caused by the offer of common shares registered in this registration statement could further depress your share price. In light of these factors, please revise your risk factor disclosure to more prominently and specifically describe the risk that your securities may be subject to delisting if they drop below
       $1.00 trading price for more than 30 consecutive days pursuant to Nasdaq rules. Your revised disclosure should include a discussion of the applicable listing requirements, your current status relative to these requirements, and the potential consequences to investors if your securities were delisted.
Private Placement
L1 Private Placement - First Tranche
First Closing of First Tranche, page 66

6. Please simplify your disclosure to clarify the private placements and specify what shares you are registering for resale.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
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Page 3

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aisha Adegbuyi at 202-551-8754 or Todd Schiffman at 202-551-3491
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Lijia Sanchez, Esq.